UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Zix Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

98974P100
(CUSIP Number)

ROCKALL EMERGING MARKETS MASTER FUND LIMITED
M&C Corporate Services Limited, P.O. Box 309GT
Ugland House, South Church Street, George Town
Grand Cayman, Cayman Islands

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON ROCKALL EMERGING MARKETS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,742,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,742,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON MELDRUM ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,742,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Con Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 548,038
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 548,038
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Conor O’Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 399,190
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 399,190
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Fulvio Dobrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,560,446
	8	SHARED VOTING POWER 3,742,500
	9	SOLE DISPOSITIVE POWER 1,560,446
	10	SHARED DISPOSITIVE POWER 3,742,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Michael E. Dailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

1	NAME OF REPORTING PERSON Mark J. Bonney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974P100

The following constitutes Amendment No. 5 (“Amendment No.5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Shareholders Agreement defined and described in Item 4 below, Rockall, Meldrum and the Managers (collectively, and together with Mark Bonney and Michael Dailey, the “Meldrum Group”) have withdrawn and ceased any and all solicitation and related efforts in connection with (i) their request that the Issuer call a special meeting of the Company’s shareholders for the purpose, among other things, of seeking to remove and replace certain members of the Issuer’s Board (the “Special Meeting”) and (ii) their nominations of Mark Bonney, Michael Dailey and Conor O’Driscoll for election to the Board at such Special Meeting.  Pursuant to the Shareholders Agreement, Messrs. Bonney and Dailey have been appointed to the Issuer’s Board, effective as of January 1, 2013.  Accordingly, Messrs. Bonney and Dailey are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 28, 2012, the Meldrum Group entered into a Shareholders Agreement (“Shareholders Agreement”) with the Issuer.  Pursuant to the terms of the Shareholders Agreement, the Issuer agreed, among other things, (i) to appoint Mark J. Bonney and Michael E. Dailey (“Meldrum Designees”) to the Board  with terms commencing January 1, 2013; (ii) to nominate no more than seven (7) directors, including the Meldrum Designees, to stand for election at the Issuer’s 2013 annual meeting of shareholders (the “2013 Annual Meeting”); (iii) to use reasonable, good faith efforts to encourage the voluntary resignation or retirement of one director of the Issuer effective no later than March 1, 2013 and adopt a resolution, effective upon that resignation or retirement, reducing the number of directorships from eight (8) to seven (7); (iv) to nominate the Meldrum Designees, including any Meldrum Designee replacement, as applicable, to stand for election as directors of the Issuer at the 2013 Annual Meeting and recommend the election of the Meldrum Designees and solicit proxies in respect thereof; (v) to amend Section 1.03 of the Bylaws to eliminate the final sentence thereof, effective January 1, 2013; (vi) not to, before June 30, 2013 or an earlier violation of the standstill provisions under Section 3.02 of the Shareholders Agreement (the “Standstill Provisions”), amend the Bylaws to in any way limit or restrict the rights of shareholders, create any additional directorship, or propose any amendment to the Issuer’s articles of incorporation; and  (vii) to reimburse the Meldrum Group up to $100,000 for its out-of-pocket costs and expenses directly related to its request for the Special Meeting and the solicitation in connection therewith, including without limitation, any Schedule 13D filings, letters and correspondences by and between the parties and/or their respective outside counsel and any proxy filings under Regulation 14A. Further, the Issuer agreed to appoint Mr. Bonney to the Audit Committee of the Board and to appoint Mr. Dailey to the Compensation Committee of the Board.

CUSIP NO. 98974P100

Pursuant to the terms of the Shareholders Agreement, the Meldrum Group agreed, among other things, (i) to withdraw its nomination and business proposal letter, dated November 5, 2012, as subsequently supplemented; (ii) to discontinue its efforts in connection with requesting the Special Meeting and to remove and replace directors to the Board; (iii) to adhere (together with affiliates and specified associated persons) to the Standstill Provisions under Section 3.02 of the Shareholders Agreement, including an agreement that it will not solicit proxies, or seek to control or influence the Issuer, or undertake certain other actions prior to June 30, 2013; and (iv) that it, and the Meldrum Designees, will vote their respective shares in favor of the Board’s nominees and in accordance with the Board’s recommendation on other specified matters at the 2013 Annual Meeting, unless, as relates to any proposals other than the election or removal of directors, Institutional Shareholder Services, Inc. (“ISS”) recommends otherwise, in which case the Meldrum Group shall be permitted to vote all of their respective shares in accordance with the ISS recommendation.

Each of Messrs. Bonney and Dailey has agreed to resign from the Board immediately, unless a majority of the other members of the Board votes otherwise, upon the occurrence of any of the following events:  (i) any member of the Meldrum Group  (as defined in the Shareholders Agreement) violates any of the Standstill Provisions and does not cure such violation within three business days following written notice of violation by the Issuer; (ii) the first date after June 30, 2013, on which any member of the Meldrum Group engages in any of the specified activities prohibited under the Standstill Provisions; (iii) the aggregate beneficial ownership or voting power of the Common Stock owned by the Meldrum Group falls below 5%; or (iv) the date on which the Shareholders Agreement is terminated.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On December 31, 2012, the Issuer has issued a press release to announce that the Meldrum Group and the Issuer have entered into the Shareholders Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to add the following:

On December 28, 2012, the Meldrum Group and the Issuer entered into the Shareholders Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On January 3, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.                      Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Shareholders Agreement, dated December 28, 2012, by and among Zix Corporation, and Rockall Emerging Markets Master Fund Limited, Meldrum Asset Management, LLC, Fulvio Dobrich, Con Egan, Conor O’Driscoll, Michael E. Dailey and Mark J. Bonney.

99.2	Joint Filing Agreement by and among Rockall Emerging Markets Master Fund Limited, Meldrum Asset Management, LLC, Fulvio Dobrich, Con Egan and Conor O’Driscoll, dated January 3, 2013.

CUSIP NO. 98974P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2013

ROCKALL EMERGING MARKETS MASTER FUND LIMITED

By: Meldrum Asset Management, LLC its Investment Manager

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

MELDRUM ASSET MANAGEMENT, LLC

By:	/s/ Con Egan
	Name:	Con Egan
	Title:	Manager

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

/s/ Fulvio Dobrich
Fulvio Dobrich

/s/ Michael E. Dailey
Michael E. Dailey

/s/ Mark J. Bonney
Mark J. Bonney